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SEC FILE NUMBER
8-65525

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Rabo Securities USA, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O box no.)

__245 Park Avenue, 36th Floor__

(No and Street)

New York City	New York	10167
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrea Martens	(212)-916-3706	andrea martens@rabobank com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)
October 20, 2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240 17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth McGrory_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Rabo Securities USA, Inc_____, as of December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

sworn To before me this 23rd 2022

Signature: _____

Title:
President and Chief Operating Officer

_____
Notary Public

EFRAIN CAMACHO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CA6259245
Qualified in New York County
Commission Expires APRIL 09, 2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

S TATEMENT OF F INANCIAL C ONDITION

Rabo Securities USA, Inc.
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting
Firm

Rabo Securities USA, Inc.
Statement of Financial Condition
December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2022

We have served as the Company's auditor since 2016.

<p align="center">Rabo Securities USA, Inc.</p>

<p align="center">Statement of Financial Condition</p>

<p align="center">December 31, 2021</p>

<p align="center">*(In Thousands, Except Share Amounts)*</p>

Assets

Cash and cash equivalents	$	32,142
U.S. government securities		147,994
Receivable from clearing organization		15,000
Receivable from underwriters, net		5,241
Receivable from customers		290
Receivable from broker-dealer		41
Other assets		136
Total assets	$	200,844

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates, net	$	19,918
Accounts payable and accrued expenses		1,168
Total liabilities		21,086

Contingencies

Stockholder's equity:

Common stock (1,000 shares authorized, issued and outstanding, $0.01 par value)		-
Additional paid-in capital		32,000
Retained earnings		147,758
Total stockholder's equity		179,758
Total liabilities and stockholder's equity	$	200,844

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999 and commenced broker-dealer operations in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Coöperatieve Rabobank U.A. ("Rabobank Nederland").

The Company is an institutional brokerage and investment banking firm that engages primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed income sales and trading, and effecting transactions in foreign fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RSI is a registered clearing member of the Chicago Mercantile Exchange ("CME") for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of Rabobank Nederland.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis as an initial purchaser or principal and in private placement transactions as agent.

The Company also participates in the private placement of asset-backed commercial paper for a Rabobank Nederland administered commercial paper program. These transactions are executed with U.S. major institutional clients and broker-dealers and the activity is cleared via Pershing LLC (the "Clearing Broker") on a fully-disclosed basis. As an introducing broker, the Company does not carry securities accounts or perform custodial functions.

The Company acts as an agent for fixed income securities transactions, which are executed by Rabobank Nederland for U.S. major institutional investors and broker-dealers and earns commission income. Foreign fixed income securities transactions settle on a delivery/receipt versus payment basis through the global custody network of Rabobank Nederland. U.S. fixed income securities settle on a fully-disclosed basis through the Clearing Broker.

RSI acts as a buying agent to execute equity share buybacks for clients looking to re-purchase outstanding company shares.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in financial statements and accompanying notes. Management believes the estimates utilized in preparing the Company's Statement of Financial Condition are

reasonable and prudent. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with financial institutions and short-term, highly liquid investments with a maturity of less than three months when purchased. Cash and cash equivalents primarily comprise money market funds placed with one financial institution. Amounts on deposit with financial institutions typically exceed federal insurance limits. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

U.S. Government Securities

As of December 31, 2021, U.S. Government Securities represent U.S. Treasury Bills, which were purchased with an original maturity of three months or more. Securities owned are recorded at fair value.

Receivables from Clearing Organization, Underwriters, net, Customers and Broker-Dealer

Receivable from clearing organization represents cash held at the CME. Receivable from underwriters, net represent underwriting fees receivable net of estimated charges and fees. Receivable from customers include amounts due from customers primarily for advisory transactions, and the foreign fixed income securities transactions executed pursuant to SEC Rule 15a-6. Receivable from broker-dealer mainly represents amounts due from the Clearing Broker. The Company records these receivables when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time.

Fail-to-Deliver

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. There were no fail-to-deliver transactions on December 31, 2021.

Payable to Affiliates, Net

Payable to affiliates primarily represents the amount due to Rabobank Nederland associated with the balance maintained by RSI at the CME, amounts owed to the New York Branch of Rabobank

Nederland ("Rabobank New York Branch") for costs incurred under a service level agreement, and amounts due to Parent for income taxes.

Receivable from affiliates primarily represents amounts owed to RSI for the brokerage activities conducted on behalf of Rabobank Nederland. Amounts receivable from and payable to the same affiliate are presented net in the Statement of Financial Condition.

Fail-to-Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. There were no fail-to-receive transactions on December 31, 2021.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures

as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. The Company currently uses the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable and establishes an allowance for doubtful receivables when it determines any specific receivable to be uncollectible.

3. Receivables from Clearing Organization, Underwriters, net, Customers, and Broker-Dealer

Receivable from clearing organization represents the balance held at the CME to satisfy the Company's membership requirements. On December 31, 2021, the amount on deposit with the CME was comprised of a guarantee fund of $15,000. As described below, the balance held at the CME is in support of Rabobank Nederland IRS activity and the recovery of this amount would be impacted by the failure of Rabobank Nederland to fulfill its obligations or if the CME were to draw the funds in support of an unrelated CME member unable to fulfill its obligations. The Company has not received any notice of default from the CME as of December 31, 2021.

As a member of CME, the Company clears IRS trades on behalf of Rabobank Nederland. From time to time, Rabobank Nederland may deposit additional securities with the CME in the RSI member account in support of Rabobank Nederland's IRS activities cleared therein. The title and ownership of these additional securities deposited directly by Rabobank Nederland does not reside with the Company and these securities are not reflected in the Statement of Financial Condition.

Receivable from underwriters, net, receivable from customers and receivable from broker-dealer are all unsecured, and are due to the Company in accordance with the payment terms in the underlying contracts. These receivables are generally short term (less than 180 days) and paid at transaction closing or shortly thereafter. There was no allowance for credit loss related to these receivables on December 31, 2021.

4. Concentration of Credit Risk

As of and during the year ended December 31, 2021, the Company's cash and cash equivalents consisted of $1 held in a cash account and $32,141 held in money market funds, and were placed on deposit with primarily one financial institution with an investment grade rating.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

Year Ended December 31, 2021

(In Thousands)

5. Off-Balance Sheet Risk and Transactions with Customers

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from clients introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated market risk through settlement date. There were no amounts to be indemnified to clearing brokers for customer accounts on December 31, 2021 and based on experience, the Company expects the risk of loss associated with these indemnification to be remote.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and various combined state and local income tax returns filed by the Parent, Rabobank Nederland, or De Lage Landen Group ("DLL") which are indirect subsidiaries of Rabobank Nederland.

The tax sharing agreement between the Parent and its subsidiaries is consistent with the Company's method of presenting its federal income tax provision. Similarly, the tax sharing agreement with the Parent, Rabobank Nederland, and DLL allows for the Company's method of presenting its state and local taxes. Under the tax sharing arrangements, federal, state and local income taxes are paid by the Parent on the Company's behalf, irrespective of filing group and therefore, income taxes payable represents an inter-company payable to the Parent. As of December 31, 2021, the Company owed the Parent $810 as part of the tax sharing agreement, which is reported in Payable to affiliates, net in the accompanying Statement of Financial Condition.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax asset to the amount expected to be realized. As of December 31, 2021, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

As of December 31, 2021, the federal statute of limitations remains open for the tax year 2016 and forward. The state and local statute of limitations for most jurisdictions remains open for year 2018

and forward. The following jurisdictions are currently under audit: Federal (2016-2017), New York State (2015-2016) and Illinois (2019).

As of December 31, 2021, the Company accrued $976 related to uncertain tax positions as defined within ASC 740. The Company does not believe that it is reasonably possible that any other significant unrecognized benefits will accrue within the next 12 months.

7. Benefits

The Company's eligible employees may participate in various benefit plans sponsored by an affiliate including a 401(k) plan. The 401(k) plan allows employee contributions and employer matching and discretionary contributions subject to IRS limitations.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis, (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and is relying on Footnote 74 of SEC Release No. 34-70073 for the firm's merger and acquisition advisory, private placement advisory and underwriting businesses.

At December 31, 2021, the Company had net capital of approximately $173,407, which exceeded its minimum requirement by $173,157.

9. Financial Instruments

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value including a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources

independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-levels of the fair value of hierarchy are described below:

Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data or substantially the full term of the assets or liabilities;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following is a summary of the financial assets measured at fair value on a recurring basis as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 32,142	$ -	$ -	$ 32,142
U.S. government securities	-	147,994	-	147,994
Total	$ 32,142	$ 147,994	$ -	$ 180,136

The fair value of cash equivalents which are comprised of money market funds is based on quoted prices in active markets. The U.S. government securities represent off-the run Treasury bills also based on quoted prices in active markets.

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis.

10. Related Party Transactions

The Company receives services pursuant to the service level agreement with Rabobank New York Branch, most recently amended on January 22, 2019. The Company is charged a percentage of compensation, occupancy, administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company. The agreement to reflect the Company's cost allocation is updated annually.

Payments related to the service level agreement are settled quarterly. As of December 31, 2021, amounts owed to Rabobank New York Branch relating to the service level agreement and other expenses paid on behalf of the Company are $4,134 and are included in Payable to affiliates, net in the Statement of Financial Condition.

In connection with the U.S. fixed income securities business, commissions receivable from Rabobank Nederland from such transactions were $26 on December 31, 2021 and are included in Payables to affiliates, net in the Statement of Financial Condition.

As a member of the CME, the Company clears IRS trades on behalf of Rabobank Nederland. Support services performed by the Company under a service level agreement are immaterial. At December 31, 2021, the $15,000 on deposit with the CME was due to Rabobank Nederland and is included in Payable to affiliates, net, in the Statement of Financial Condition.

The Company acts as a placement agent of commercial paper issued by Rabobank New York Branch.

Certain underwriting and advisory services are performed jointly with various affiliates of Rabobank Nederland and a portion of the fees may be paid to or received from affiliates. On December 31, 2021, there were no amounts outstanding and payable to affiliates for these jointly performed activities.

RSI is provided with an uncommitted $500,000 revolving financing facility (the "Facility") by Rabobank Nederland. The Facility is available to provide liquidity to support the Company's funding needs for business activities. Should the Facility be drawn upon, interest would accrue at the current funds transfer price rate set by Rabobank Nederland at the time of the drawdown. The Facility remains in effect until either party provides written notice of termination, provided the termination does not affect the Company's obligations. On December 31, 2021 and during the year then ended, there were no outstanding borrowings under the Facility.

On July 13, 2020, RSI entered into a Revolving Note and Cash Subordinated Agreement (the "Subordinated Revolver") with Rabobank Nederland that provides a committed revolving line that enables RSI to borrow up to $100,000. The draw period under the Subordinated Revolver is

effective through July 13, 2022 and any amount outstanding on that date are due and payable on or before July 13, 2023, the maturity date. The Company did not draw under the Subordinated Revolver during the period January 1, 2021 through December 31, 2021.

The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

11. Contingencies

The Company establishes reserves for litigation related matters that arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance.

12. Subsequent Events

The Company has evaluated subsequent events through February 24, 2022, the date the Statement of Financial Condition was available to be issued. No subsequent events were identified that would require disclosure in or adjustment to the Statement of Financial Condition.